DSM Press Release

[redacted]
therlands
5740680

DSM

06E

Heerlen (NL) / Minnesota (USA), 19 February 2007

DSM continues to invest in emerging biomedical companies

DSM Venturing, the corporate venturing unit of Royal DSM N.V., today announced that it has made an equity investment in Harland Medical Systems, Inc., an emerging US company that is marketing technologies and solutions in medical coating applications. This is DSM's third investment in a biomedical company in the last twelve months, broadening DSM's window on developments in this area even further.

Leveraging its expertise in the development of advanced coating automation systems and testing instruments for coated devices, Harland Medical Systems has established an integrated coating services division for customers who wish to outsource their medical device coating development and production activities. Jon Anderson, CEO of Harland: "*Our customers see huge value potential in Harland coating application services, as this high-value added activity helps these medical device customers accelerate their time to market and frees them to concentrate resources on their core activities.*"

DSM and Harland Medical Systems will cooperate on customer-driven programs using DSM's proprietary hydrophilic coating technology and Harland's automated coating equipment and coating application services.

Following investments in MicroMuscle (electro-active polymers) and Oxford Performance Materials (biomaterials), the investment in Harland further underlines DSM's innovation ambitions in the emerging business area (EBA) Biomedical, which is an important element of DSM's strategy *Vision 2010 – Building on Strengths*. Steve Hartig, Vice President DSM Biomedical: "*Our cooperation with Harland is a valuable next step in realizing our ambitions to become a leading player in the biomedical field. I am pleased that – through our venturing department – we have managed to form alliances with various start-up companies. These cooperations will be crucial in shaping the biomedical innovations of the future.*"

DSM Venturing

DSM Venturing is an active investor in emerging companies and Venture Capital Funds in DSM's strategic growth fields Nutrition, Pharma and Performance Materials. DSM Venturing's mission is to explore emerging markets and technologies in these strategic growth fields in order to enhance DSM's product portfolio and create value. DSM Venturing also plays an active role in the development of several new DSM business opportunities in the so-called emerging business areas Biomedical, Industrial (White) Biotechnology, Specialty Packaging and Personalized Nutrition. For more information about DSM Venturing see www.dsm-venturing.com.

Harland Medical

Harland Medical Systems, Inc. is a privately held company headquartered in Eden Prairie, Minnesota USA. The company was founded in late 2002. Harland's current team includes a great blend of experience in automation system design, medical device manufacturing and

surface modification applications. This combination provides Harland with a unique position to serve its medical coating customers. Harland's vision is to continue developing and leveraging its process knowledge of coating applications in order to provide value-added services to its customers as they move their projects from the lab into production. For more information visit www.harlandmedical.com.

DSM
DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

Harland Medical
Jon Anderson, CEO
tel. +1 952 941 0475
e-mail janderson@harlandmedical.com

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